Putnam Investments
One Post Office Square
Boston, MA 02109
March 1, 2010

BY EDGAR CORRESPONDENCE FILING

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Linda Stirling, Esq.

Re:	The Putnam Fund for Growth and Income (Securities Act Reg. No. 2-13644 and Investment Company Act
File No. 811-0781) (the “Fund”)—Post-Effective Amendment No. 114 to the Fund’s Registration
Statement on Form N-1A (the “Amendment”)

Dear Ms. Stirling:

We are filing today through the EDGAR system, on behalf of the above-referenced Fund, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced Amendment.

The Amendment is electronically coded to show changes from the Fund’s prospectus and statement of additional information included in a filing made by the Fund on December 30, 2009 pursuant to Rule 485(a) under the Securities Act (the “485(a) filing”) and Rule 8b-16 under the Investment Company Act of 1940, as amended. These changes include the updating of financial statements and other information pursuant to Section 10(a)(3) of the Securities Act. Certain changes also have been made in response to comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on February 2, 2010, regarding the 485(a) filing.

For convenience of reference, I have summarized the Staff’s comments before the responses by the Fund.

Prospectus

1. In Fund summary—Fees and expenses: In the “Annual fund operating expenses” table, delete the footnote to the “Other expenses” column stating “Estimate of expenses attributable to the fund’s investments in other investment companies.”

Response:

We have deleted the footnote, as requested.

2. In Fund summary—Investments, risks, and performance:

a. In the “Investments” section, add a sentence at the beginning of the section indicating that the Fund invests mainly in common stocks.

b. Expand the disclosure in the “Risks” section to include small and midsize company risk if this is a principal risk for the Fund.

c. Expand the disclosure in the “Risks” section to include foreign investment risk since this risk is disclosed in response to Item 9 of Form N-1A (in the “What are the fund’s main investment strategies and related risks?” section).

d. Revise the lead-in paragraph to the performance tables in the “Performance” section to correspond with the text provided in Item 4(b)(2)(i) of Form N-1A.

Responses:

a. As requested, we have a sentence that reads as follows: “We invest mainly in common stocks of large U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both.”

b. As of December 31, 2009, less than 1 percent of the Fund’s net assets were invested in stocks of companies with less than $2 billion in market capitalization. By contrast, approximately 79% of the Fund’s net assets were invested in stocks of companies with at least $12 billion in market capitalization. Accordingly, we do not believe that small and midsize company risk is a principal risk for the Fund, and we have not added additional disclosure to the “Risks” section.

c. While foreign investment risk is disclosed in response to Item 9, we believe that the “Risks” section is an appropriate summary of the principal risks of investing in the Fund. See Item 4(b)(1)(i) of Form N-1A, which states, “Based on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund . . .” (italics added for emphasis). Accordingly, we have not expanded the disclosure in the “Risks” section to include foreign investment risk.

d. We have retained the current disclosure because we believe that the text in Item 4(b)(2)(i) is provided as sample disclosure only and that the current disclosure complies with the requirements to “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns.”

Statement of Additional Information

1. Please adopt a non-fundamental policy with respect to senior securities, and propose addition of such a fundamental policy at the next meeting of Fund shareholders.

Response:

We have disclosed this non-fundamental policy with respect to senior securities in the statement of additional information, noting that it is subject to the approval of the Fund’s Board of Trustees. We will seek approval of the adoption of this non-fundamental policy at the Trustees’ March 2010 regular meeting. Also, we will propose that the Trustees recommend shareholder approval of a corresponding fundamental policy at the next meeting of the Fund’s shareholders.

I believe that this letter addresses the Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-1224.

Having reviewed the Amendment, the undersigned represents pursuant to Rule 485(b)(4) under the Securities Act that it does not contain disclosure which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours,

/s/ Carlo N. Forcione
Carlo N. Forcione
Vice President and Counsel

cc:	Brian D. McCabe, Esq., Ropes & Gray LLP
Ruth S. Kanfer, Esq., Ropes & Gray LLP
Philip W. Romohr, Esq., Ropes & Gray LLP
Timothy F. Cormier, Esq., Ropes & Gray LLP